NEWS RELEASE 07-46	September 24, 2007

FRONTEER ACQUIRES SHARES OF NEWWEST GOLD

Fronteer Development Group (TSX and AMEX – FRG)(“Fronteer” or “Company”) announced today that it has acquired ownership of 58,392,000 common shares of NewWest Gold Corporation (“NewWest”) from existing shareholders of NewWest in a private arrangement transaction.

These holdings represent 100% of the issued and outstanding common shares of NewWest as of September 24, 2007. As a result of this acquisition, Fronteer presently holds, as of September 24, 2007, an aggregate of 58,392,000 common shares of NewWest (representing 100% of the issued and outstanding common shares of NewWest as of such date) and has reserved for issuance an additional 518,050 common shares to former holders of stock options of NewWest.

This transaction was effected for business and investment purposes and Fronteer could increase or decrease its investments in NewWest at any time, or continue to maintain its current investment position, depending on market conditions or any other relevant factor.

LIQUIDITY

Fronteer is not invested in any short term commercial paper or asset-backed securities. The Company has approximately C$100 million in cash that is fully liquid and held with a large commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer holds approximately a 46.8% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company.

For further information on Fronteer visit www.fronteergroup.com or contact:
Mark O’Dea, President and CEO
Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com